Form 51-102F3

Material Change Report

Item 1
Name and Address of Company

Digatrade Financial Corp.
1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

Item 2
Date of Material Change

June 11, 2020

Item 3
News Release

June 11, 2020
Dissemination via Sedar and under Form 6-K on Edgar

Item 4
Summary of Material Change

DIGATRADE FILES 2019 ANNUAL AUDITED FINANCIAL STATEMENTS & FORM 20-F AS DEMAND FOR ONLINE PAYMENTS EXPLODES DURING GLOBAL PANDEMIC

Item 5
Full Description of Material Change

5.1
Full Description of Material Change

DIGATRADE FILES 2019 ANNUAL AUDITED FINANCIAL STATEMENTS & FORM 20-F AS DEMAND FOR ONLINE PAYMENTS EXPLODES DURING GLOBAL PANDEMIC

Vancouver, British Columbia / ACCESSWIRE / June 11th, 2020 - DIGATRADE FINANCIAL CORP (OTCPK: DIGAF), www.DigatradeFinancial.com, a financial technology services company, today announced that it has filed all the required financial compliance requirements including the Annual Audited Financial Statements for period ended December 31, 2019. The disclosure filing was made in Canada on Sedar and in the United States on Edgar (XBRL) under Form 20-F.

Digatrade subsidiary Securter Systems Inc. (“Securter”) continues development of secure on-line patent-pending fintech security assets with strategic progress. In the wake of a global pandemic and the obvious health concerns resulting, coupled with an increase in global e-commerce and on-line purchases, the need for Digatrade/Securter’s secure internet payment processing technology could not be timelier.

With the Covid-19 outbreak and a possible 2nd wave of infections, cash transactions could see an even more major decline, followed by an increase in Eurocard, Mastercard & Visa “EMV” and e-commerce transactions with many Payment Service Providers “PSP’s” reporting massive increases in online purchases utilizing mobile ordering systems.

“Consumers can already pay with their mobile devices by using its Near Field Communication “NFC” features, however the next mutation in the payments technology could be enabling your mobile into a safe, secure payment device” states Rishon Talkar, Securter Systems Director of Partnerships and Sales.

Toronto based Securter is working on exactly that, its proprietary technology allows you to pay by tapping your card to your own mobile device and works in both e-commerce and face-to-face environments. Mr. Talkar further stated that “this unique solution eliminates contact between a public terminal and a consumer, thus Securter protects the cardholder not only from credit card fraud, but also from pathogens."

Steve Epstein, CEO of Securter concludes: “During these unusual times people’s health and safety, not only physically, but also financially, are at the forefront of our minds. Our dedicated team are diligently working to meet these challenges while developing strategic relationships throughout the payment processing sector with the intent to deliver our solution.”

Further information will be made available as it materializes.

5.2
Disclosure for Restructuring Transactions

None

Item 6
Reliance on subsection 7.1(2) of National Instrument 51-102

None

Item 7
Omitted Information

None

Item 8
Executive Officer

Brad J. Moynes, CEO
+1(604) 200-0071

Item 9
Date of Report

June 11, 2020